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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                ________________

                             STRATOS LIGHTWAVE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ________________

           Options to Purchase Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                 ________________

                                   863100 10 3
        (CUSIP Number of Class of Securities of Underlying Common Stock)

                                ________________

                                James W. McGinley
                      President and Chief Executive Officer
                             Stratos Lightwave, Inc.
                              7444 W. Wilson Avenue
                             Chicago, Illinois 60706
                                 (708) 867-9600
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                ________________

                                   Copies to:
                            James W. Ashley, Jr. Esq.
                              Lord, Bissell & Brook
                              115 S. LaSalle Street
                          Chicago, Illinois 60603-3901
                                 (312) 443-0700

                                ________________

                            CALCULATION OF FILING FEE

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          Transaction Valuation*                  Amount of Filing Fee

--------------------------------------------------------------------------------
                $89,683,208                               $8,251
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*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,518,114 shares of common stock of Stratos Lightwave, Inc. having an aggregate value of $89,683,208 as of July 7, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the aggregate exercise price. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per each $1.0 million of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable.
Form or Registration No.:  Not applicable.
Filing Party: Not applicable.
Date Filed:  Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Item 1.  Summary Term Sheet.

     The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange, dated July 8, 2002 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) Name and Address.

     The name of the issuer is Stratos Lightwave, Inc. a Delaware corporation ("Stratos" or the "Company"). Our principal executive offices are located at 7444 W. Wilson Avenue, Chicago, Illinois 60706 and our telephone number is (708) 867-9600.

     (b) Securities.

     This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all outstanding options under the Stratos Lightwave, Inc. 2000 Stock Plan and the Stratos Lightwave, Inc. 2002 Stock Plan for Acquired Companies to purchase shares of the Company's common stock, par value $0.01 per share ("Option Shares"), held by eligible employees for new options that will be granted under the same plan as the options being exchanged (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. As of June 30, 2002, options to purchase 8,283,400 shares of our common stock were issued and outstanding, of which options to purchase approximately 7,518,114 shares of our common stock, constituting approximately 90.8%, were held by eligible employees. All of the options held by eligible employees are eligible for the offer to exchange.

     An "eligible employee" refers to all full-time employees of Stratos or one of our subsidiaries, who are employees as of the date the Offer commences and as of the date the tendered options are cancelled, except that members of our Board of Directors, employees who have been terminated and are receiving Workers' Adjustment and Retraining Notification Act pay or other severance pay and part-time employees are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," "Introduction," and the sections under the caption "the Offer" entitled "Number of Options; Expiration Date," "Acceptance of Options for Exchange and Issuance of New Options," "Source and Amount of Consideration," and Terms of New Options" is incorporated herein by reference.

     (c) Trading Market and Price.

     The information set forth in the Offer to Exchange under the caption "The Offer - Price Range of Shares Underlying the Options" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) Name and Address.

     The filing person is the issuer. We refer you to the information set forth under Item 2(a) above.

Item 4.  Terms of the Transaction.

     (a) Material Terms.

     The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," "Introduction," and the sections under the caption "The Offer" entitled "Eligibility," "Number of Options; Expiration Date," "Purpose of the Offer," "Procedures for Tendering Options," "Withdrawal Rights and

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Change of Election," "Acceptance of Options for Exchange and Issuance of New
Options," "Conditions of the Offer," "Source and Amount of Consideration," "Source and Amount of Consideration," "Effect of a Change of Control Prior to the Granting of New Options," "Terms of New Options," "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer," "Legal Matters; Regulatory Approvals," "Material US Federal Income Tax Consequences," "Material Non-US Tax Consequences," and "Extension of Offer; Termination; Amendment" are incorporated herein by reference.

     (b) Purchases.

     The information set forth in the Offer to Exchange under the caption "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

     (e) Agreements Involving the Subject Company's Securities.

     The information set forth in the Offer to Exchange under the caption "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference. The eligible option plans and form of option agreements attached hereto as Exhibit (d)(1), Exhibit
(d)(2) and Exhibit (d)(3) contain information regarding the subject securities.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) Purposes.

     The information set forth in the Offer to Exchange under the caption "The Offer - Purpose of the Offer" is incorporated herein by reference.

     (b) Use of Securities Acquired.

     The information set forth in the Offer to Exchange under the captions "The Offer - Acceptance of Options for Exchange and Issuance of New Options" and "The Offer - Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" are incorporated herein by reference.

     (c) Plans.

     The information set forth in the Offer to Exchange under the caption "The Offer - Purpose of the Offer" is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) Source of Funds.

     The information set forth in the Offer to Exchange under the caption "The Offer - Source and Amount of Consideration," and "Terms of New Options" is incorporated herein by reference.

     (b) Conditions.

     Not applicable.

     (d) Borrowed Funds.

     Not applicable.

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Item 8.  Interest in Securities of the Subject Company.

     (a) Securities Ownership.

     The information set forth in the Offer to Exchange under the caption "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Option" is incorporated herein by reference.

     (b) Securities Transactions.

     The information set forth in the Offer to Exchange under the caption "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations.

     Not applicable.

Item 10. Financial Statements.

     (a) Financial Information.

     The information set forth in the Offer to Exchange under the captions "The Offer - Financial Information" and "The Offer - Additional Information" and on pages F-1 through F-18 of our Annual Report on Form 10-K for its fiscal year ended April 30, 2001, and on pages 1 through 9 of our Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2002 are incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q will be distributed with the material required under Rule 13c-4(d)(1) to all potential participants of this Offer. Our Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the Commission's website at http://www.sec.gov.


     (b) Pro Forma Information.

     Not applicable.

     (c) Summary Information.

     Not applicable.

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under the caption "The Offer - Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (b) Other Material Information.

     Not applicable.

Item 12. Exhibits.

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     (a)  (1)  Offer to Exchange Certain Outstanding Options for New Options
               dated July 8, 2002.

          (2) Memorandum from James W. McGinley to Stratos employees dated July 8, 2002.

          (3)  Election Form.

          (4)  Notice to Change Election from Accept to Reject.

          (5)  Form of Promise to Grant New Stock Option.

          (6) Stratos Lightwave, Inc. Annual Report on Form 10-K for the fiscal year ended April 30, 2001, filed with the Securities and Exchange Commission on July 26, 2001 and incorporated herein by reference.

          (7) Stratos Lightwave, Inc. Quarterly Report on Form 10-Q for the quarter ended January 31, 2002, filed with the Securities and Exchange Commission on March 14, 2002 and incorporated herein by reference.

     (b)  Not applicable.

     (d) (1) Stratos Lightwave, Inc. 2000 Stock Plan, as amended and restated, filed as Exhibit 10.9, to the Company's Annual Report on Form 10-K for the fiscal year ended April 30 2001, filed with the Securities and Exchange Commission on July 26, 2001 and incorporated herein by reference.

          (2) Stratos Lightwave, Inc. 2002 Stock Plan for Acquired Companies filed as Exhibit 10.12, to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 31, 2002 and incorporated herein by reference.

          (3)  Form of Stock Option Agreements.

     (g)  Not applicable.

     (h)  Not applicable.

Item 13.  Information Required by Schedule 13E-3.

     (a)  Not applicable.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                           STRATOS LIGHTWAVE, INC.


                                           By:  /s/ David A. Slack
                                              ----------------------------------
                                                    David A. Slack
                                                    Vice President, Finance and
                                                    Chief Financial Officer

Date: July 8, 2002

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                                INDEX TO EXHIBITS


Exhibit
Number                                Description

 (a)(1) Offer to Exchange Certain Outstanding Options for New Options dated July 8, 2002.

 (a)(2)  Memorandum from James W. McGinley to Stratos employees dated July 8,
         2002.

 (a)(3)  Election Form.

 (a)(4)  Notice to Change Election from Accept to Reject.

 (a)(5)  Form of Promise to Grant New Stock Option.

 (a)(6) Stratos Lightwave, Inc. Annual Report on Form 10-K for the fiscal year ended April 30, 2001, filed with the Securities and Exchange Commission on July 26, 2001 and incorporated herein by reference.

 (a)(7) Stratos Lightwave, Inc. Quarterly Report on Form 10-Q for the quarter ended January 31, 2002, filed with the Securities and Exchange Commission on March 14, 2002 and incorporated herein by reference.

 (d)(1) Stratos Lightwave, Inc. 2000 Stock Plan, as amended and restated filed as Exhibit 10.9, to the Company's Annual Report on Form 10-K for the fiscal year ended April 30 2001, filed with the Securities and Exchange Commission on July 26, 2001 and incorporated herein by reference.

 (d)(2)  Stratos Lightwave, Inc. 2002 Stock Plan for Acquired Companies filed as
         Exhibit 10.12, to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on January 31, 2002 and incorporated herein by reference.

 (d)(3)  Form of Stock Option Agreements.